Filed by Lawson Software, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Lawson Software, Inc.

Commission File No.: 000-33335

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New York meeting version

Organized for New York

Mtgs 6/14

The Creation of a

New Global

Software Company

[LOGO]	[LOGO]

Forward-Looking Statements

•                  Management of Lawson and Intentia believe certain statements in this press release may constitute forward-looking statements with respect to the financial condition, results of operations and activities of Lawson and Intentia with respect to these items.

•                  These forward looking statements including statements regarding the expected closing date of the transaction, accretive nature of the acquisition, the expected benefits of the combination and growth of the combined entity, projected future customers, opportunities for growth, the purchase price, the number of shares of Lawson stock to be issued and other statements that are not historical fact. These forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied in the forward-looking statements and are subject to certain risks, uncertainties and other factors that are beyond the control of Lawson and Intentia.

•                  Such risks and uncertainties include but are not limited to, the companies’ ability to integrate operations and retain key personnel, satisfaction of conditions to closing, including regulatory approvals; changes in the demand for business process software solutions, particularly in light of competitive offerings; the timely availability and market acceptance of new products and upgrades; the impact of competitive products and pricing; the discovery of undetected software errors; the companies’ ability to realize the synergies and operating efficiencies anticipated from the acquisition; changes in the financial condition of the companies’ major commercial customers and the companies’ future ability to continue to develop and expand their product and service offerings to address emerging business demand and technological trends and other factors discussed in Lawson’s Quarterly report on Form 10-Q, for the quarter ended February 28, 2005. As a result of these factors the business or prospects expected by the company as part of this announcement may not occur. The companies undertake no obligation to revise or update publicly any forward-looking statements.

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Where to Find Additional Information

•                  Lawson intends to file a registration statement on Form S-4 containing a proxy statement/prospectus/offering memorandum in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus/offering memorandum will be mailed to the stockholders of each of Lawson and Intentia and the security holders of Lawson and Intentia are urged to read the proxy statement/prospectus/offering memorandum and other relevant materials when they become available because they will contain important information about the Offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com.

•                  Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus/offering memorandum described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on or about September 27, 2004. This document is available free of charge by contacting the SEC or Lawson as indicated above.

Strategic Rationale

Richard Lawson

Chairman, Lawson Software

Co-chair designate of the new Lawson Software

Bob Barbieri

CFO, Lawson Software

CFO designate of the new Lawson Software

A Powerful Combination

[LOGO]		[LOGO]		The New
Lawson
Enterprise Applications for Service-Oriented Industries Primarily North America	+	Enterprise Applications for Manufacturing, Distribution and Maintenance Industries Primarily Europe and Asia Pacific	=	Rich Capability Enterprise Scope Applications for the Global Mid-Market

The new business will retain the Lawson brand as it brings benefits of recognition, headquarters and listing in the world’s largest software market, the USA

Closing is expected by the end of December 2005, subject to regulatory approval

Strong Market and Financial Position

Customers

•                  Over 4,000 unique mid-market customers worldwide

•                  Focus and committed to mid-market customers

•                  Strong balance sheet, scale to innovate, low risk

Products

•                  Broad portfolio addressing all ERP, EPM, SCM, EAM, and CRM application categories

Market Size

•                  Expands addressable market from USD 1 billion each to USD 5.8 billion in software licenses

Leadership

•                  Creates the largest provider of enterprise applications dedicated to serving the mid-market*

Balance Sheet

•                  Greater than USD 250 million cash balance

•                  Strong, stable balance sheet

•                  Springboard for growth

*Midsize ERP Vendors Fend Off Newcomers, Forrester Research, April 7, 2005

Transaction Summary

Branding

•                  Combined company to be known as Lawson Software

•                  Will continue to trade on Nasdaq under symbol “LWSN”

Leadership

•                  Co-Chairman:  Richard Lawson

•                  Co-Chairman:  Romesh Wadhwani

•                  CEO: Harry Debes (June 11, 2005)

•                  CFO: Robert Barbieri

•                  COO: Bertrand Sciard

Board

•                  9 directors, including 3 from Intentia and 3 from Lawson

•                  2 new directors to be appointed and the CEO

Operations

•                  Headquarters: St. Paul, Minnesota, USA

•                  International Headquarters: Stockholm, Sweden

•                  3,500+ employees worldwide

•                  4,000+ customers in 40+ countries

Transaction Highlights

• Value:	Approx. USD 480 million
• Terms:	All Stock
• Exchange Ratio:	0.4519 share of Lawson for each Intentia series B share 0.5061 share of Lawson for each Intentia A share
• Ownership:	Approx. 57% Lawson holders
Approx. 43% Intentia holders

Timeline

• Announced:	June 2, 2005
• Proxy filing:	During July 2005
• Closing:	By December 31, 2005

Closing Conditions

•                  Lawson shareholder approval

•                  Regulatory approvals

•                  Other customary approvals

Intentia

Background

Romesh Wadhwani

Chairman, Intentia International

Co-chairman designate of the new Lawson Software

More Than 20 Years of History

IPO Stockholm Exchange				Integration of 40 country operation			Symphony & Tennenbaum investments			Lawson/Intentia merge announced

Company Established		Major international expansion

1984	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005

1,000 employees						New IBM relationship

	Java platform adopted						Transformation Plan New management team

•                  Founded 1984; traded in Stockholm since 1996 IPO

•                  EUR 327 million revenues; 2,400 employees

•                  2,500 unique customers (3,800 legal entities) in manufacturing, distribution, maintenance segments

•                  Number 2 mid-market player in Europe

•                  83% of revenues in Europe, 11% Asia Pacific, 6% Americas

Intentia Product Offering

Value-added products

Fashion	Food & beverage	Wholesalers	Asset intensive	Other Industry

Distribution
Manufacturing
Maintenance & Service

•                  Focused on Food, Fashion, Wholesale, Asset Intensive verticals

•                  Leadership position in Java-based enterprise software

Intentia Transformation Actions—Q3 2004–Q1 2005

New management team with world class enterprise software talent

Strengthened balance sheet

•                  Symphony investment of USD 35 million, all equity

•                  Tennenbaum investment of USD 50 million – 50% equity, 50% debt

•                  Total cash of over EUR 55 million at year-end 2004

Transformed cost structure, removing 23% of overall cost

•                  Total savings Q1 2003 vs. Q1 2005 of over EUR 21.4 million

•                  Reduced head count by 700+

•                  Launched off-shoring of development and support in Q1 2005 (250 target)

Stabilized revenue and put business back on growth trajectory

•                  Growth in updates and support revenue

•                  License revenue stabilized – with pipeline growing

•                  Focused Intentia on 4 verticals to drive revenue and build share

Intentia Transformation: Merger with Lawson

“New”
	“Old”	Intentia	“New”
Value Creation	Intentia	From Q3 04 - Present	Lawson

Revenue	- Heavy on services	+ Licenses and maint.	++ Cross selling
Generation	- New project driven	+ Customer driven	++ Expanded scale
	- Shotgun sales	+ Sharp sector focus	++ Sector leadership

Operating	- Infrastructure	+ Right sized	++ Scale economies
Costs	- Capacity	+ Optimized	++ G&A savings
	- Poor discipline	+ Disciplined	++ Discipline + GAAP

Research &	- Constrained	+ Off shoring	++ Off shoring
Development	- Dissipated	+ Focused	++ Focused growth
	+ Technology	+ Technology	++ Technology

Financial	- Operating losses	+ EBITDA	++ Scale
Performance	- Balance sheet	+ Balance sheet	++ Balance sheet

Transformation Plan adopted July 2004

Intentia Headcount and Costs/Expenses

Total Headcount	Adjusted Costs & Operating Expenses
(FTE Equivalent)	(EUR million)

[CHART]	[CHART]

28.6% reduction since Q103	23.2% reduction since Q103

Adjusted costs and operating expenses include capitalized product development costs and exclude amortization, depreciation, write-downs of intangible assets and accrued severance and excess facilities charges.

The data presented above have been converted from SEK, which is Intentia’s reporting currency, to EUR using the approximate average exchange rate for the year ended December 31, 2004 of SEK 9.1266 per EUR.

Intentia’s Improving EBITDA

Adjusted EBITDA on a rolling 12-month period

[CHART]

The income statement data presented above have been converted from SEK, which is Intentia’s reporting currency, to EUR using the approximate average exchange rate for the year ended December 31, 2004 of SEK 9.1266 per EUR. For comparability with 2005 Q1, data for 2003-2004 exclude minority interest and amortization of goodwill.

Intentia Transformation – Q1 2005 Update

Software license revenue year on year	+21.8%

Updates and support revenue year on year	+5.9%

Offshore development/support personnel in place	+100

•                  Re-branding of company and product lines completed

•                  New channel partners added to expand business in Asia

•                  Initiated discussions with Lawson Software for US expansion

Professional services margin below expectations	13.9%

•                  Corrective measures taken

Intentia Analyst Estimates 2005 (Summary)

Reflecting the benefits of the transformation plan, the Intentia analyst median consensus expectation for 2005 projects an increase in profitability to EBIT of EUR 15.0 million and EBITDA of EUR 30.4 million, on essentially flat revenues.

Revenue

[CHART]

EBIT

[CHART]

EBITDA

[CHART]

Cautionary Note: Intentia does not provide forward-looking estimates of financial results. The market consensus estimates presented as compiled by JCF, an independent company. Details are shown in the Appendix. This information is included for informational purposes only, and Intentia does not endorse the estimates of any individual institution or the mean estimates, and can provide no assurance that other institutions’ calculations of EBIT, EBITDA, or Adjusted EBITDA are consistent with Intentia’s methodology.

The data presented above have been converted from SEK, which is Intentia’s reporting currency, to EUR using the approximate average exchange rate for the year ended December 31, 2004, which was SEK 9.1266 per EUR.

Transaction Summary:

Strong Combination of Equals

Romesh Wadhwani

Chairman, Intentia International

Co-Chairman designate, the new Lawson Software

Winning Combination

[LOGO]	+	[LOGO]	=	The New Lawson

•                  The right choice for the global mid-market

•                  Highly complementary strengths

•                  Expanded opportunity

•                  Scale

Formula for Profitable Growth

•                  Revenue growth through expanding target market and cross-selling potential

•                  Scale to support R&D and marketing expenditures

•                  Effective cost control, operating efficiency

•                  Minimal cost of integration

Formula for rapid and sustained increase in profitability

Low Integration Risk

Experienced company management

•                  Proven operational success

•                  Extensive merger, acquisition and integration experience

Fast path to integration

•                  Organizational structure and integration team planning already complete

•                  Communication plans in place and executed for all constituencies

•                  Cost transformation plans already underway at both companies

Common technology base protects customers’ investment and reduces integration costs

•                  Product lines with complimentary technology foundation

•                  Java and industry standards in current releases

•                  Code rewrites not required

•                  Protects clients investment

Minimal product, customer and geography overlap

•                  Cross-sell opportunities

•                  Leverage existing sales teams

•                  Positive customer and prospect feedback

Lawson Financials

(Back up material)

Robert Barbieri

Chief Financial and Performance Officer, Lawson Software Chief Financial and Performance Officer designate of the new Lawson Software

Strong Financial Position

(FY ended May 31, 2004)

[CHART]

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Lawson’s Revenue History

•                  Balanced sources of revenue yields solid gross margins

•                  25% license fees

•                  30% consulting services

•                  40% maintenance and client support

•                  Solid client maintenance renewals of low to mid 90 percent range provide strong recurring revenue stream

•                  15% CAGR for total revenues since 1997

Lawson Operating Results

Strong EBITDA results

	Fiscal 2004					Fiscal 2005
LWSN (in millions of $)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	YTD
Revenues
License Fees	22.7	17.3	25.2	27.2	92.3	13.3	13.2	13.9	40.4
Maintenance	37.2	38.4	38.3	41.1	154.9	40.7	42.9	43.3	126.9
Service	28.1	28.6	28.1	31.5	247.3	28.8	26.9	25.5	81.2
Total Revenues	88.0	84.3	91.6	99.7	363.6	82.7	83.0	82.7	248.4

EBITDA	7.1	0.2	7.3	10.7	25.4	2.9	(1.6)	6.3	7.5

Non-GAAP adjustments
Non cash stock based comp	0.7	(0.1)	0.4	0.3	1.4	0.0	0.1	0.1	0.2
Accrued severance	(0.0)	2.3	0.0	0.0	2.2	(0.1)	5.5	(0.2)	0.2
SEC legal investigation costs	0.0	0.0	0.0	0.0	0.0	0.0	0.5	2.1	2.6

EBITDA (adjusted Non-GAAP)	7.8	2.4	7.8	11.0	29.0	2.8	4.4	8.3	15.5

Path to Increased Revenue and Profitability

Solid operating expense foundation

•                  Profitable and cash generating in turbulent software sector cycle

•                  $18-19 million annualized cost and expense reductions in place (-10% YTY)

•                  Professional services transformation will enhance services gross margin

•                  Continued focus on balancing sales & marketing expense: license fee ratio

•                  New offshore capabilities for software maintenance and blended services

Strong balance sheet and cash generation

•                  $14 million FCF generated through 3 quarters of FY05

•                  $200+ million cash balance after 7 acquisitions, 2 share repurchase plans, significant R&D investment and increased governance compliance costs

•                  Less than $2 million in debt

Strong competitive position

•                  Our mid-market muscle aimed at mid-market void

•                  Increasing competitiveness and financial scale enables market share and revenue growth